Filed by:	Energy Future Holdings Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Energy Future Competitive Holdings Company
Commission File No.: 333-162327-01

News Release

Energy Future Holdings

FOR IMMEDIATE

RELEASE

Energy Future Holdings Corp. and

Energy Future Intermediate Holding Company LLC

Announce Results of

Exchange Offers and Related Consent Solicitations

DALLAS – November 12, 2009 – Energy Future Holdings Corp. (“EFH Corp.”), its direct, wholly owned subsidiary, Energy Future Intermediate Holding Company LLC (“EFIH”), and EFIH’s direct, wholly owned subsidiary, EFIH Finance Inc. (“EFIH Finance,” and, together with EFIH, the “EFIH Offerors,” and, together with EFH Corp., the “Offerors”), announced today the results of (i) their previously announced exchange offers (the “Exchange Offers”) to exchange outstanding debt securities listed in the table below (collectively, the “Old Notes”) for New Senior Secured Notes (as defined below) and (ii) EFH Corp.’s previously announced solicitations of consents (the “Consent Solicitations”) from holders of certain of its outstanding debt securities to certain proposed amendments to the indentures underlying such debt securities. Each of the Exchange Offers and the Consent Solicitations expired at midnight, New York City time, on November 10, 2009 (the “Expiration Date”).

As of the Expiration Date, approximately $357.5 million principal amount of Old Notes were validly tendered and not validly withdrawn in the Exchange Offers. All of the Old Notes validly tendered and not validly withdrawn in the Exchange Offers have been accepted for exchange. Based on the principal amounts of Old Notes validly tendered and not validly withdrawn in the Exchange Offers and the Consent Solicitations, (i) approximately $256.6 aggregate principal amount of New Senior Secured Notes will be issued in exchange for Old Notes validly tendered and not validly withdrawn in the Exchange Offers and (ii) EFH Corp. did not receive the requisite consents necessary to approve the proposed amendments in the Consent Solicitations.

“We remain committed to improving our balance sheet,” said Paul Keglevic, Executive Vice President and Chief Financial Officer of EFH Corp. “We will continue to explore all options available to us to achieve this objective.”

Results of Exchange Offers

The table below sets forth the aggregate principal amount of Old Notes that were validly tendered and not validly withdrawn and accepted in the Exchange Offers as of the Expiration Date.

CUSIP/ISIN	Outstanding Principal Amount Prior to Exchange Offers (in millions)	Issuer	Title of Old Notes	Total Consideration	Aggregate Principal Amount Tendered and Accepted for Exchange (in millions)

873168 AL2 / US873168 AL29	$1,000	EFH Corp.	5.55% Series P Senior Notes due 2014	$710.00	$17.3

873168 AN8 / US873168 AN84 873168 AM0 / US873168 AM02	$750	EFH Corp.	6.50% Series Q Senior Notes due 2024	$475.00	$10.2

873168 AQ1 / US873168 AQ16	$750	EFH Corp.	6.55% Series R Senior Notes due 2034	$465.00	$5.7

292680 AD7 / US292680 AD70	$2,650	EFH Corp.	11.250%/12.000% Senior Toggle Notes due 2017	$663.30[1]	$11.7

292680 AC9 / US292680 AC97 292680 AA3 / US292680 AA32	$2,000	EFH Corp.	10.875% Senior Notes due 2017	$745.00	$169.5

882330 AF0 / US882330 AF05 U88235 AC7 / USU88235 AC76	$3,000	Texas Competitive Electric Holdings Company LLC (“TCEH”) TCEH Finance, Inc.	10.25% Senior Notes due 2015	$720.00	$55.9

882330 AG8 / US882330AG87 882330 AC7 / US882330 AC73	$2,000	TCEH TCEH Finance, Inc.	10.25% Senior Notes due 2015, Series B	$720.00	$87.2

1 Includes $3.30 to reflect accrued payment-in-kind interest.

Upon settlement of the Exchange Offers, which the Offerors expect to occur on or about November 16, 2009, the participating holders of Old Notes will receive, subject to the terms and conditions of the Exchange Offers, the applicable total consideration (the “Total Consideration”) provided in the table above (plus, if applicable, accrued and unpaid interest, which for the EFH Corp. Toggle Notes will be paid in New Senior Secured Notes in lieu of cash) for each $1,000 principal amount of Old Notes accepted for exchange. The applicable Total Consideration will be payable 45% in New EFH Senior Secured Notes and 55% in New EFIH Senior Secured Notes (each as defined in the next sentence). As a result of the Exchange Offers, EFH Corp. expects to issue approximately $115.5 million aggregate principal amount of 9.75% Senior Secured Notes due 2019 (the “New EFH Senior Secured Notes”) and the EFIH Offerors expect to issue approximately $141.1 million aggregate principal amount of 9.75% Senior Secured Notes due 2019 (the “New EFIH Senior Secured Notes,” and, together with the New EFH Senior Secured Notes, the “New Senior Secured Notes”).

Results of Consent Solicitations

Based on the principal amounts of Old Notes validly tendered and not validly withdrawn in the Consent Solicitations, EFH Corp. did not receive the requisite consents necessary to approve the proposed amendments in the Consent Solicitations. As a result, none of the proposed amendments contemplated by the Consent Solicitations will take effect, and no consent fee will be paid to any holder of Old Notes validly tendered and not validly withdrawn in the Consent Solicitations.

Other Information

Citigroup Global Markets Inc. and Goldman, Sachs & Co. acted as the lead dealer managers in connection with the Exchange Offers and the lead solicitation agents in connection with the Consent Solicitations, and Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., KKR Capital Markets LLC and Morgan Stanley & Co. Incorporated also acted as dealer managers and solicitation agents, in each case, as described in the preliminary prospectus filed with the U.S. Securities and Exchange Commission on November 4, 2009.

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

* * *

About EFH Corp.

EFH Corp. is a Dallas-based energy holding company, with a portfolio of competitive and regulated energy subsidiaries, primarily in Texas, including TXU Energy, Luminant and Oncor. TXU Energy is a competitive retailer that provides electricity and related services to more than 2 million electricity customers in Texas. Luminant is a competitive power generation business, including mining, wholesale marketing and trading, construction and development operations. Luminant has over 16,100 MW of generation in Texas, including 2,300 MW of nuclear and 5,800 MW of coal-fueled generation capacity, and is building an additional 2,200 MW of coal-fueled generation capacity. Luminant is also the largest purchaser of wind-generated electricity in Texas and fifth largest in the United States. Oncor is a regulated electric distribution and transmission business that uses superior asset management skills to provide reliable electricity delivery to consumers. Oncor operates the largest distribution and transmission system in Texas, providing power to three million electric delivery points over more than 102,000 miles of distribution and 14,000 miles of transmission lines. While Oncor is a subsidiary of EFH Corp., Oncor reports to a separate and independent board.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to various risks and uncertainties that could cause actual results to differ materially from management’s current projections, forecasts, estimates and expectations. All statements, other than statements of historical facts, that are included in this press release that address activities, events or developments that the Offerors expect or anticipate to occur in the future, including the Exchange Offers and Consent Solicitations (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projection,” “target,” “goal,” “objective,” and “outlook”), are forward-looking statements. Although the Offerors believe that in making any such forward-looking statement their expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors in the Prospectus and EFH Corp.’s reports filed with the SEC (including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Forward-Looking Statements” contained therein).

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Investor Relations:		Corporate Communications:
Bill Huber 214.812.2480	Tim Hogan 214.812.4641	Lisa Singleton 214.812.5049

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